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                                                                       Exhibit 1


April 1, 1999

CROWN NORTHCORP, INC.
COLUMBUS, OHIO

Dear Sirs,

Due to uncertainties related to the calculation of earnings per share of Crown NorthCorp, Inc. ("the Company"), for the year ended December 31, 1998, in accordance with Emerging Issues Task Force ("EITF") Topic No. D-60 and EITF Issue 98-5, we have been unable to complete all of our audit procedures of the Company's 1998 consolidated financial statements by March 31, 1999.

We would expect to complete all of our audit procedures by April 15, 1999.

Sincerely,


/s/  DELOITTE & TOUCHE LLP